U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Miller, Larry F.
   Gannett Co., Inc.
   1100 Wilson Boulevard
   Arlington, Virginia  22234
2. Issuer Name and Ticker or Trading Symbol
   Gannett Co., Inc.
   ("GCI")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1997 (*)
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Chief Financial Officer

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |12/19/|G   |1,606             |D  |N/A        |100                |D     |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Common Stock                 |      |    |                  |   |           |10,370.818         |I     |(1)                        |
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Common Stock                 |To 09/|    |                  |   |           |612.172            |I     |(2)                        |
                             |30/97 |    |                  |   |           |                   |      |                           |
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Common Stock                 |      |    |                  |   |           |1,834              |I     |(3)                        |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Stock Options/Options Su|$59.50  |12/09|A   |38,000     |A  |12/09|12/09|Common Stock|38,000 |0      |38,000      |D  |            |
rrender Rights          |        |/97  |    |           |   |/01  |/07  |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Held by the trustee of the Company's Deferred Compensation Plan, The Northern Trust Company.
(2) Held by the trustee of the Company's 401(k) Plan, Boston Safe Deposit and Trust Company.
(3) Held by the spouse and/or immediate family member of the reporting person. Beneficial ownership is disclaimed.
(*) The totals in Column 5 of Table I and Column 9 of Table II have been adjusted to take into account a 2 for 1 stock split that occurred on October 6,
1997.
SIGNATURE OF REPORTING PERSON
/s/     Larry F. Miller